						EXHIBIT 12.1
The Dow Chemical Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements

	Six Months Ended June 30		For the Year Ended December 31
In millions, except ratio (Unaudited)	2009	2008	2008	2007	2006	2005	2004
Income (Loss) from Continuing Operations Before Income Taxes	$(684)	$2,271	$1,277	$4,192	$4,938	$6,363	$3,769
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(187)	(525)	(787)	(1,122)	(959)	(964)	(923)
Distributed income of earnings of nonconsolidated affiliates	617	614	836	774	616	495	370
Capitalized interest	(45)	(51)	(97)	(85)	(73)	(56)	(48)
Amortization of capitalized interest	45	42	84	79	70	70	65
Preferred security dividends	(20)	(36)	(63)	(81)	(77)	(65)	(54)
Adjusted earnings	$(274)	$2,315	$1,250	$3,757	$4,515	$5,843	$3,179
Fixed charges:
Interest expense and amortization of debt discount	679	296	648	584	616	702	747
Capitalized interest	45	51	97	85	73	56	48
Preferred security dividends	20	36	63	81	77	65	54
Rental expense – interest component	54	61	120	124	131	133	135
Total fixed charges	$798	$444	$928	$874	$897	$956	$984
Earnings available for the payment of fixed charges	$524	$2,759	$2,178	$4,631	$5,412	$6,799	$4,163
Ratio of earnings to fixed charges (1)	-	6.2	2.3	5.3	6.0	7.1	4.2

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$142	-	-	-	-	-	-
Adjustment to pretax basis (at 35 percent)	76	-	-	-	-	-	-
	$218	$-	$-	$-	$-	$-	$-
Combined fixed charges and preferred stock dividend requirements	$1,016	$444	$928	$874	$897	$956	$984
Ratio of earnings to combined fixed charges and preferred stock dividend requirements (1)	-	6.2	2.3	5.3	6.0	7.1	4.2

(1) For the six month period ended June 30, 2009, the Company's earnings were insufficient to cover fixed charges by $274 million and insufficient to cover fixed charges and preferred stock dividend requirements by $492 million. The six month period ended June 30, 2009 included restructuring charges of $681 million, a one-time increase in cost of sales related to fair valuation of Rohm and Haas inventories of $209 million and acquisition-related costs of $134 million.

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